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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2003

SUN MEDIA CORPORATION
(Name of Registrant)

333 King Street East, Toronto, Canada M5A 3X5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒                                                         Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                                                         No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-        .]

Press releases
 SUN MEDIA CORPORATION
Filed in this Form 6-K

Documents index

1.
Press release dated January 31, 2003;

2.
Press release dated February 7, 2003.

For immediate release

SUN MEDIA CORPORATION EXECUTES LONG-TERM FINANCING

Toronto, January 31, 2003. Sun Media Corporation ("Sun Media" or the "Company") announced today that it has settled the terms for a private placement of US$205.0 million aggregate principal amount of 7 5/8% Senior Notes due 2013 (the "Senior Notes"). The offering is scheduled to close on February 7, 2003. The Senior Notes will be sold at a discount to their face amount, which will yield net proceeds of approximately US$201.5 million.

The Senior Notes are being offered in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Senior Notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration requirements.

Forward-looking statements

Except for historical information contained herein, certain statements in this document may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company's products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

Information:	Claude Hélie Executive Vice President and Chief Financial Officer Quebecor Inc. (514) 380-1948	Luc Lavoie Executive Vice President, Corporate Affairs Quebecor Inc. (514) 380-1974 (514) 236-8742 (cell) lavoie.luc@quebecor.com

For immediate release

SUN MEDIA CORPORATION INCREASES SIZE OF REFINANCING
AS A RESULT OF STRONG MARKET RECEPTION

Montreal, February 7, 2003 — Sun Media Corporation announced today that it has increased the size of its refinancing to CA$735 million given the strong market reception for its offering of senior notes and new secured credit facilities. The refinancing was completed earlier today with the closing of the offering of US$205.0 million 7 5/8% Senior Notes due 2013 lead by Salomon Smith Barney and new secured credit facilities consisting of a five-year revolving facility of CA$75.0 million and a six-year term loan B of US$230.0 million jointly lead and arranged by Bank of America Securities LLC and Crédit Suisse First Boston.

The President and CEO of Sun Media, Mr. Pierre Francoeur, said: "Obviously the market recognizes the exceptional performance of Sun Media, one of the best newspaper businesses in North America. We were confident when we met with prospective investors that Sun Media's strong performance would be recognized. The low coupon achieved on the Senior Notes in our view reflects the market's acknowledgment of the strength of our operations."

"We are very pleased with the outcome of this refinancing as it allows us to rebalance our capital structure at an attractive market rate and provides Quebecor Média with increased financial flexibility and liquidity. The markets' reception is very supportive of both Sun Media's financial performance and QMI's long stated goals of focusing on operating efficiency, generating robust free cash flow and reducing debt", commented Pierre Karl Péladeau, President and CEO of Quebecor Inc.

The net proceeds resulting from the refinancing together with cash on hand are being used to repay in full Sun Media's borrowings under its former bank credit facilities, redeem its two series of outstanding senior subordinated notes and pay a dividend of CA$260.0 million to its parent Quebecor Média Inc., of which CA$150.0 million will ultimately be used to reduce Vidéotron ltée's long-term debt.

Forward-looking statements

Except for historical information contained herein, certain statements in this document may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private

Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause the Sun Media's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Sun Media's products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

Sun Media

Sun Media Corporation, a subsidiary of Quebecor Média Inc., itself a subsidiary of Quebecor Inc., is the second largest newspaper publishing company in Canada, publishing 15 paid daily newspapers and serving 8 of the top 11 urban markets in Canada. Sun Media also publishes 175 weekly newspapers and shopping guides and 18 speciality publications.

Information:

Claude Hélie Executive Vice President and Chief Financial Officer Quebecor Inc. (514) 380-1948	Luc Lavoie Executive Vice President, Corporate Affairs Quebecor Inc. (514) 380-1974 (514) 236-8742 (portable) lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
By:	/s/ CLAUDINE TREMBLAY By: Claudine Tremblay Corporate Secretary

Date: February 14, 2003

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SUN MEDIA CORPORATION EXECUTES LONG-TERM FINANCING
SUN MEDIA CORPORATION INCREASES SIZE OF REFINANCING AS A RESULT OF STRONG MARKET RECEPTION
SIGNATURE